**ATCO**
GROUP

*Corporate Office*

*Telephone: (403) 292-7547*
*Fax: (403) 292-7623*
*email: jodene.dutnall@atco.com*


06019293

December 05, 2006



Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL

**ATCO Ltd.**
**File No.: 82-34745**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated November 24, 2006, Midstream Business
- Interim Report for September 30, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

**PROCESSED**
**DEC 20 2006**
**THOMSON FINANCIAL**

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745



# News Release

**ATCO LTD.**
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6
Tel: (403) 292-7500 Fax: (403) 292-7623

November 24, 2006

## ATCO Ltd. Reaches Decision to Retain Midstream Business

**CALGARY, Alberta** – ATCO Ltd. (the "Corporation") announces that its Board of Directors (the "Board") has completed its review of the strategic alternatives available for its gas gathering & processing and natural gas liquids midstream business and has reached a decision to retain the business under the Corporation's current structure. The strategic review, commenced in May 2006, was conducted by the Board in conjunction with the Corporation's management and legal and financial advisors. The review involved the evaluation of a number of alternatives, including reorganization into a business trust or newly-created company or a sale to a third party.

The midstream business is well positioned. Our dedicated and knowledgeable team of more than 140 employees operates an integrated portfolio of strategically located midstream assets with an established track record of safe and reliable performance.

ATCO Ltd., an Alberta based worldwide organization of companies with assets of approximately $7.4 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services. More information about ATCO Ltd. can be found on its website. www.atco.com.

For further information, please contact:

N.C. (Nancy) Southern
President & Chief Executive Officer
ATCO Ltd.
(403) 292-7561

M.M. (Michael) Shaw
Managing Director,
Global Enterprises
ATCO Ltd.
(403) 292-7591

*Forward-Looking Information*

*Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

*The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.*

*The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.*

Corporate Head Office: 1400, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623 www.atco.com

**FILE NO. 82-34745**

**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006**

**TO THE SHARE OWNERS:**

**ATCO Ltd. reported increased earnings for the three months ended September 30, 2006,** of $44.4 million ($0.75 per share) compared to $26.1 million ($0.44 per share) for the same period in 2005. Earnings for the nine months ended September 30, 2006, were $151.0 million ($2.53 per share) including the $11.7 million after tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property") compared to earnings for the same nine months in 2005 of $96.8 million ($1.62 per share).

| **Financial Summary** | **For the Three Months Ended September 30** | | **For the Nine Months Ended September 30** | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | ($ Millions except per share data) *(unaudited)* | | | |
| Revenues | **663.4** | 626.0 | **2,051.5** | 2,071.1 |
| Earnings | **44.4** | 26.1 | **151.0** | 96.8 |
| Earnings excluding the Gain on Sale of Property | **44.4** | 26.1 | **139.3** | 96.8 |
| Earnings per Class I and II share | **0.75** | 0.44 | **2.53** | 1.62 |
| Earnings per Class I and II share excluding Gain on Sale of Property | **0.75** | 0.44 | **2.33** | 1.62 |
| Cash flow from operations | **178.1** | 154.6 | **566.1** | 526.5 |

**Earnings increased for the three months ended September 30, 2006**, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management;
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta Market; and
- higher margins received for natural gas liquids and higher storage earnings due to the timing and demand of storage capacity sold by ATCO Midstream.

The increased earnings were partially offset by:

- a $2.2 million income tax expense adjustment in Alberta Power (2000). In the third quarter of 2006, the Canada Revenue Agency ("CRA") issued a reassessment for Alberta Power (2000)'s 2001 taxation year. The CRA's reassessment treats the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $6.4 million in 2006, of which $4.2 million was recorded in the second quarter ("H.R. Milner Tax Reassessment"); and
- warmer temperatures in ATCO Gas.

**Earnings increased for the nine months ended September 30, 2006**, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management;
- higher margins received for natural gas liquids, higher storage earnings due to higher capacity leased, and the timing and demand of storage capacity sold by ATCO Midstream;

- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market; and
- $9.3 million adjustment to reflect changes to federal and provincial taxes and rates.

The increased earnings were partially offset by:
- the H.R. Milner Tax Reassessment; and
- warmer temperatures in ATCO Gas.

**Revenues increased for the three months ended September 30, 2006,** primarily due to:
- increased business activity in ATCO Structures and ATCO Noise Management; and
- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices.

The increased revenues were partially offset by:
- warmer temperatures in ATCO Gas.

**Revenues decreased for the nine months ended September 30, 2006,** primarily due to:
- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives; and
- impact of lower United Kingdom and Australia exchange rates on conversion of revenues to Canadian dollars.

The decreased revenues were partially offset by:
- increased business activity in ATCO Structures and ATCO Noise Management; and
- the impact of customer rate increases from the ATCO Electric AEUB General Tariff Application Decision and the ATCO Gas AEUB General Rate Application Decision received in the first quarter of 2006. The impact of these decisions on 2006 revenues is positive as ATCO Electric and ATCO Gas had lower customer rates during the first nine months of 2005.

**Cash flow from operations increased for the three and nine months ended September 30, 2006,** primarily due to increased earnings.

**Third Quarter Other Highlights include:**
- ATCO Structures announced they were awarded Phase Two of Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta, a major contract to manufacture, supply and install high quality workforce housing for 1,660 tradespeople and management personnel.

ATCO Group, an Alberta based worldwide organization of companies with assets of approximately $7.4 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services.





N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

**ATCO Ltd.**

**MANAGEMENT'S DISCUSSION AND ANALYSIS**
**OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")**

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the nine months ended September 30, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 40.7% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 52.5%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the nine months ended September 30, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

**TABLE OF CONTENTS**

## FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to contractual obligations, potential sale of assets, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

## BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 8 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation. On August 1, 2006, the Corporation sold its 50% equity interest in Genics Inc., which was part of the Global Enterprises Business Group.

## STRATEGIC ALTERNATIVES FOR MIDSTREAM ASSETS

The Corporation has determined to undertake an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business ("Midstream Assets"), with the objectives of facilitating future growth opportunities and enhancing shareholder value. The Board of Directors and management of the Corporation intend to identify, examine and consider the alternatives available to the Corporation for its Midstream Assets, which include, but are not limited to, a reorganization into a business trust or newly created company, a sale to a third party or the continued operation under the current corporate structure. The Corporation has retained accounting, legal, financial and tax advisers to assist it in identifying and assessing alternatives. The Board of Directors of the Corporation has not made a decision on any particular alternative and there can be no assurance that the Board of Directors will determine to pursue any particular transaction.

## SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the nine months ended September 30, 2006 by $11.7 million.

## TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million was received on July 20, 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2006.

## H.R. MILNER INCOME TAX REASSESSMENT

In the third quarter of 2006, the Canada Revenue Agency ("CRA") issued a reassessment for Alberta Power (2000)'s 2001 taxation year. The CRA's reassessment treats the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is a $12.4 million increase in interest and income tax expense, a $6.4 million decrease in earnings after non-controlling interests and a $28.8 million payment in July 2006 associated with the tax and interest assessed. It is expected that $16.4 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.6 million is expected to be recovered in the current year and $12.8 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $6.4 million in 2006, of which $4.2 million was recorded in the second quarter.

## RECENT CHANGES IN INCOME TAXES AND RATES

Federal and provincial governments have recently announced a number of changes to income taxes and rates. As these changes are considered to have been substantively enacted, the Corporation has made an adjustment to income taxes amounting to $14.9 million in the second quarter of 2006, most of which relates to future income taxes. The adjustment increased 2006 earnings by $9.3 million after non-controlling interests, of which $1.0 million relates to the Utilities Business Group, $5.0 million to the Power Generation Business Group, $1.2 million to the Global Enterprises Business Group, $2.4 million to the Industrials segment, and $(0.3) million to Corporate and Other.

## SELECTED QUARTERLY INFORMATION

| ($ Millions except per share data) | For the Three Months Ended Mar. 31 | Jun. 30 | Sep. 30 | Dec. 31 |
|---|---|---|---|---|
| | | *(unaudited)* | | |
| **2006** (1) (2) | | | | |
| Revenues (3) | 732.7 | 655.4 | 663.4 | .............. |
| Earnings attributable to Class I and Class II shares (4) | 63.0 | 43.6 | 44.4 | .............. |
| Earnings per Class I and Class II share (4) | 1.05 | 0.73 | 0.75 | .............. |
| Diluted earnings per Class I and Class II share (4) | 1.04 | 0.72 | 0.74 | .............. |
| **2005** (1) (2) | | | | |
| Revenues (3) | 814.6 | 630.5 | 626.0 | 788.5 |
| Earnings attributable to Class I and Class II shares | 42.6 | 28.1 | 26.1 | 52.2 |
| Earnings per Class I and Class II share | 0.71 | 0.47 | 0.44 | 0.87 |
| Diluted earnings per Class I and Class II share | 0.70 | 0.47 | 0.43 | 0.86 |
| **2004** (1) (2) | | | | |
| Revenues | .............. | .............. | .............. | 716.3 |
| Earnings attributable to Class I and Class II shares | .............. | .............. | .............. | 41.7 |
| Earnings per Class I and Class II share | .............. | .............. | .............. | 0.70 |
| Diluted earnings per Class I and Class II share | .............. | .............. | .............. | 0.70 |

Notes:

*(1) There were no discontinued operations or extraordinary items during these periods.*

*(2) Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.*

*(3) Reduced recoveries of natural gas costs in revenues as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*

*(4) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*

*(5) The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

## RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property, the H.R. Milner Income Tax Reassessment, and Recent Changes in Income Taxes and Rates.

**Consolidated Operations**

Revenues, earnings attributable to Class I and Class II shares, and earnings and diluted earnings per share were as follows:

| | For the Three Months Ended September 30 | | For the Nine Months Ended September 30 | |
|---|---|---|---|---|
| ($ Millions, except per share data) | **2006** | 2005 | **2006** | 2005 |
| | *(unaudited)* | | | |
| Revenues (1) (2) (3) | **663.4** | 626.0 | **2,051.5** | 2,071.1 |
| Earnings attributable to Class I and Class II shares (2) (3) (4) | **44.4** | 26.1 | **151.0** | 96.8 |
| Earnings per Class I share and Class II share (2) (3) (4) | **0.75** | 0.44 | **2.53** | 1.62 |
| Diluted earnings per Class I share and Class II share (2) (3) (4) | **0.74** | 0.43 | **2.50** | 1.60 |

*Notes:*

*(1) Reduced recoveries of natural gas costs in revenues in 2006 and 2005 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*

*(2) There were no discontinued operations or extraordinary items during these periods.*

*(3) Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.*

*(4) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the nine months ended September 30, 2006 (refer to Sale of Property section).*

*(5) The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

**Revenues** for the three months ended September 30, 2006, **increased** by $37.4 million to $663.4 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management;
- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices; and
- increased business activity in ATCO Frontec.

This increase was partially offset by:

- warmer temperatures in ATCO Gas.

**Revenues** for the nine months ended September 30, 2006, **decreased** by $19.6 million to $2,051.5 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives;
- impact of lower United Kingdom ("U.K.") and Australia exchange rates on conversion of revenues to Canadian dollars in ATCO Power;
- lower business activity in ATCO Frontec;
- warmer temperatures in ATCO Gas; and
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006.

This decrease was partially offset by:

- increased business activity in ATCO Structures and ATCO Noise Management;
- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA

## Segmented Information

**Segmented revenues** for the three and nine months ended September 30, 2006, were as follows:

| ($ Millions) | For the Three Months Ended September 30 | | For the Nine Months Ended September 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | *(unaudited)* | | | |
| Utilities (1) | **221.1** | 221.8 | **796.1** | 890.4 |
| Power Generation (2) | **218.1** | 204.5 | **610.5** | 595.9 |
| Global Enterprises (2) | **166.0** | 158.0 | **493.3** | 479.1 |
| Industrials | **95.9** | 76.5 | **257.6** | 201.8 |
| Corporate and Other | **4.8** | 4.2 | **13.2** | 12.5 |
| Intersegment eliminations | **(42.5)** | (39.0) | **(119.2)** | (108.6) |
| Total | **663.4** | 626.0 | **2,051.5** | 2,071.1 |

*Notes:*

*(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.*

*(2) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

**Segmented earnings attributable to Class I and Class II shares** for the three and nine months ended September 30, 2006, were as follows:

| ($ Millions) | For the Three Months Ended September 30 | | For the Nine Months Ended September 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| | *(unaudited)* | | | |
| Utilities | **10.1** | 6.9 | **40.3** | 38.0 |
| Power Generation (1) | **19.1** | 12.4 | **49.1** | 35.8 |
| Global Enterprises (1) | **11.6** | 8.3 | **38.3** | 26.5 |
| Industrials | **8.1** | 5.1 | **19.9** | 12.4 |
| Corporate and Other (2) | **(4.6)** | (6.6) | **5.8** | (15.8) |
| Intersegment eliminations | **0.1** | - | **(2.4)** | (0.1) |
| Total | **44.4** | 26.1 | **151.0** | 96.8 |

*Notes:*

*(1) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

*(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the nine months ended September 30, 2006 (refer to Sale of Property section).*

### Utilities

**Revenues** from the Utilities Business Group for the three months ended September 30, 2006, **decreased** by $0.7 million to $221.1 million, primarily due to:

- warmer temperatures in ATCO Gas;
- lower franchise fees collected by ATCO Gas on behalf of cities and municipalities; and

- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006.

This decrease was partially offset by:

- customer rate increases for ATCO Electric (refer to Regulatory Matters - ATCO Electric section). The impact of the ATCO Electric GTA Decision on the third quarter of 2006 was positive as ATCO Electric had lower customer rates during the third quarter of 2005; and
- customer growth in ATCO Gas.

Temperatures in ATCO Gas for the three months ended September 30, 2006, were 3.8% warmer than normal, compared to 27.3% colder than normal for the corresponding period in 2005.

**Revenues** for the nine months ended September 30, 2006, **decreased** by $94.3 million to $796.1 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- warmer temperatures in ATCO Gas;
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006; and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in future income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section).

This decrease was partially offset by:

- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first nine months of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the first nine months of 2005;
- customer growth in ATCO Gas; and
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Temperatures in ATCO Gas for the nine months ended September 30, 2006, were 12.4% warmer than normal, compared to 3.8% warmer than normal for the corresponding period in 2005.

**Earnings** for the three months ended September 30, 2006, **increased** by $3.2 million to $10.1 million, primarily due to:

- Calgary Stores Block Decision (refer to Regulatory Matters - ATCO Gas section).

This increase was partially offset by:

- warmer temperatures in ATCO Gas.

**Earnings** for the nine months ended September 30, 2006, **increased** by $2.3 million to $40.3 million, primarily due to:

- higher customer rates for ATCO Gas and ATCO Electric in the first nine months of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first nine months of 2006 was positive as ATCO Electric had lower customer rates during the first nine months of 2005;
- customer growth in ATCO Gas; and
- Calgary Stores Block Decision (refer to Regulatory Matters - ATCO Gas section).

This increase was partially offset by:

- warmer temperatures in ATCO Gas; and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in future income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section).

### Power Generation

**Revenues** from the Power Generation Business Group for the three months ended September 30, 2006, **increased** by $13.6 million to $218.1 million, primarily due to:

- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices;
- improved merchant performance in ATCO Power's U.K. operations; and
- higher natural gas fuel purchases recovered on a "no margin" basis at ATCO Power's Barking generating plant.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars;
- lower Power Purchase Arrangement ("PPA") tariffs due to declining rate bases at Alberta Power (2000)'s Battle River and Sheerness generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%; and
- lower PPA tariffs due to the expiry in December 2005 of the PPA for Alberta Power (2000)'s Rainbow generating plant.

**Revenues** for the nine months ended September 30, 2006, **increased** by $14.6 million to $610.5 million, primarily due to:

- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices;
- improved merchant performance in ATCO Power's U.K. operations; and
- higher natural gas fuel purchases recovered on a "no margin" basis at ATCO Power's Barking generating plant.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars in ATCO Power;
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s Battle River and Sheerness generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%; and
- lower PPA tariffs due to the expiry in December 2005 of the PPA for Alberta Power (2000)'s Rainbow generating plant.

**Earnings** for the three months ended September 30, 2006, **increased** by $6.7 million to $19.1 million, primarily due to:

- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market; and
- improved merchant performance and higher availability (due to planned outages in 2005) in ATCO Power's U.K. operations.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

Alberta Power Pool electricity prices for the three months ended September 30, 2006, averaged $95.31 per megawatt hour, compared to average prices of $66.91 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended September 30, 2006, averaged $5.33 per gigajoule, compared to average prices of $8.81 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $55.37 per megawatt hour for the three months ended September 30, 2006, compared to $0.85 per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total worldwide owned capacity of approximately 2,695 megawatts.

On May 8, 2006, EPCOR Utilities Inc. announced the sale of its interest in the PPA for Alberta Power (2000)'s Battle River generating plant to ENMAX Corporation. The sale is not expected to have a material impact on the Corporation's operations or earnings.

**Earnings** for the nine months ended September 30, 2006, **increased** by $13.3 million to $49.1 million, primarily due to:

- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market;
- $5.0 million adjustment to reflect recent tax changes for ATCO Power and ATCO Resources (refer to Recent Changes in Income Taxes and Rates section); and
- improved merchant performance in ATCO Power's U.K. operations.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s Battle River and Sheerness generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Alberta Power Pool electricity prices for the nine months ended September 30, 2006, averaged $68.59 per megawatt hour, compared to average prices of $54.79 per megawatt hour for the corresponding period in 2005. Natural gas prices for the nine months ended September 30, 2006, averaged $6.05 per gigajoule, compared to average prices of $7.44 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $23.24 per megawatt hour for the nine months ended September 30, 2006, compared to ($1.01) per megawatt hour for the corresponding period in 2005.

During the three months ended September 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $12.2 million to $80.6 million. The increase was due to additional availability incentives received for improved plant availability. During the three months ended September 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.4 million to $2.6 million as compared to the same period in 2005.

During the nine months ended September 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $20.8 million to $80.6 million. The increase was due to additional availability incentives received for improved plant availability due to the timing of planned outages in 2006. During the nine months ended September 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $1.7 million to $7.9 million as compared to the same period in 2005.

### Global Enterprises

**Revenues** from the Global Enterprises Business Group for the three months ended September 30, 2006, **increased** by $8.0 million to $166.0 million, primarily due to:

- increased business activity in ATCO Frontec; and
- increased sales of natural gas to affiliates by ATCO Midstream.

**Revenues** for the nine months ended September 30, 2006, **increased** by $14.2 million to $493.3 million, primarily due to:

- higher storage revenues due to higher capacity leased, and the timing and demand of storage capacity sold by ATCO Midstream; and
- increased sales of natural gas to affiliates by ATCO Midstream.

This increase was partially offset by:

- lower business activity in ATCO Frontec.

**Earnings** for the three months ended September 30, 2006, **increased** by $3.3 million to $11.6 million, primarily due to:

- higher margins received for natural gas liquids and higher storage earnings due to the timing and demand of storage capacity sold by ATCO Midstream.

**Earnings** for the nine months ended September 30, 2006, **increased** by $11.8 million to $38.3 million, primarily due to:

- higher margins received for natural gas liquids, higher storage earnings due to higher capacity leased, and the timing and demand of storage capacity sold by ATCO Midstream.

**Industrials**

**Revenues** from the Industrials segment for the three and nine months ended September 30, 2006, **increased** by $19.4 million to $95.9 million, and by $55.8 million to $257.6 million, respectively, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in Australia; and
- increased business activity in ATCO Noise Management.

This increase was partially offset by:

- lower business activity in ATCO Structures' manufacturing operations in Europe, Australia and South America.

**Earnings** for the three months ended September 30, 2006, **increased** by $3.0 million to $8.1 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- losses incurred in ATCO Structures' operations in Europe in 2005; and
- increased business activity in ATCO Noise Management.

**Earnings** for the nine months ended September 30, 2006, **increased** by $7.5 million to $19.9 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States;
- $2.4 million adjustment to reflect recent tax changes for ATCO Structures (refer to Recent Changes in Income Taxes and Rates section); and
- increased business activity in ATCO Noise Management.

On July 5, 2006, ATCO Structures announced it had received a contract from Albian Sands Energy Inc. for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Accommodating 800 people in the first phase, and capable of expansion to 2,500 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors. ATCO Structures' contract includes turnkey services such as delivery and installation, distribution of site services (electrical, water, gas, and sewer), supply of external recreational facilities, parking, lighting and fencing. Manufacturing of the modules required for phase one of Albian Village has begun in ATCO Structures' Calgary facility. The units will then be transported to site by truck and installed by ATCO Structures and subcontractors, with completion scheduled for first quarter of 2007.

On August 10, 2006, ATCO Structures announced it had been awarded Phase Two of a major contract by Albian Sands Energy Inc. to manufacture, supply and install high quality workforce housing for an additional 1,660 tradespeople and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Manufacturing of the modules required for Phase Two will begin in ATCO Structures' Calgary facility in the fall of 2006, with the units scheduled to be installed by ATCO Structures

and subcontractors in the third quarter of 2007. ATCO Structures will also complete all underground site services and supply external recreational facilities including an indoor ice hockey rink and baseball field. Parking for more than 800 vehicles, lighting and fencing will also be provided.

### Corporate and Other

**Earnings** for the three months ended September 30, 2006, **increased** by $2.0 million to ($4.6) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since June 30, 2006.

**Earnings** for the nine months ended September 30, 2006, **including** the $11.7 million after tax gain on the Sale of Property, **increased** by $21.6 million to $5.8 million.

**Earnings** for the nine months ended September 30, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, **increased** by $9.9 million to ($5.9) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

## REGULATORY MATTERS

Regulated operations are conducted by wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.:

- ATCO Electric and its subsidiaries Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical;
- the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd.; and
- the Battle River and Sheerness generating plants of Alberta Power (2000).

Regulated operations in Alberta (except for the generating plants of Alberta Power (2000)) are subject to a generic cost of capital regime:

- in July 2004, the AEUB issued the generic cost of capital decision which established, among other things:
  - a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity;
    - rate of return adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast; and
    - adjustment mechanism similar to the method the National Energy Board uses in determining its formula based rate of return;
  - the appropriate capital structure for each utility regulated by the AEUB.
- in November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006; and
- in January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities:

- this filing included evidence regarding:
  - the appropriate ratemaking approach in the determination of utility revenue requirements;
  - treatment of pension costs, executive compensation and head office rent expense; and
  - the continued use of preferred shares as a form of financing for the three utilities;
- AEUB heard this filing in May 2006; and
- on October 11, 2006, the AEUB issued a decision which resulted in no significant impact on earnings. Among other things, the decision upheld ATCO's treatment of pension costs and approved the continued

use of preferred shares. In addition, the decision approved minimal changes to head office rent expense and executive compensation.

**ATCO Electric**

In March 2006, the AEUB issued a decision on ATCO Electric's 2005 and 2006 General Tariff Application ("ATCO Electric GTA Decision") which established, among other things:

- the amount of revenue to be collected in 2005 and 2006 from customers for transmission and distribution services;
- interim refundable rates approved by the AEUB in July 2005 (distribution services) and September 2005 (transmission services);
- 2005 earnings negatively impacted by $1.3 million, recorded in first quarter of 2006;
- 2006 earnings will be reduced by an additional $1.6 million, as compared to 2005 earnings, to be recorded throughout 2006; and
- return on common equity confirmed according to AEUB standardized rate of return methodology – 9.5% in 2005 and 8.93% in 2006.

In May 2006, the AEUB issued a decision on ATCO Electric's 2003-2004 Regulated Rate Option Tariff Non-Energy Rates application dated November 2002:

- this decision approved, on an interim refundable basis, the collection in 2006 of a shortfall of $2.7 million for 2003 and $2.2 million for 2004 that was not previously incorporated into customer rates;
- the amounts approved for collection are subject to the outcome of an existing process regarding the pricing of services provided by ATCO I-Tek; and
- the impact of this decision increased 2006 earnings by $1.9 million and was recorded in the second quarter of 2006.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of future income taxes recorded.

- in May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million. The impact of this decision was recorded in the second quarter of 2005.

In August 2006, the AEUB approved the first phase of the Alberta Electric System Operator's ("AESO") application for the need to improve transmission infrastructure in northwest Alberta:

- AEUB decision grants the AESO approval to assign approximately $300 million in projects to the Transmission Facility Owner, ATCO Electric; and
- once assigned by the AESO, ATCO Electric will prepare and file facility applications with the AEUB. Construction will commence once approval to proceed is received from the AEUB. The entire project is anticipated to be completed by 2011.

**ATCO Gas**

In January 2006, AEUB issued a decision on ATCO Gas' 2005, 2006 and 2007 General Rate Application ("ATCO Gas GRA Decision") which, among other things:

- established the amount of revenue to be collected over the period 2005 to 2007 from customers for natural gas distribution service;
- approved a return on common equity as determined by the AEUB's standardized rate of return methodology – 9.5% in 2005, 8.93% in 2006 and is yet to be determined for 2007; and
- the final impact of the decision will not be known until a subsequent regulatory process is finalized.

In May 2006, the City of Calgary filed a Review and Variance application with the AEUB for the ATCO Gas GRA Decision:

- the application alleges that the AEUB made errors in the ATCO Gas GRA Decision related to the calculation of working capital needed by ATCO Gas to operate its Carbon natural gas storage facility;

- ATCO Gas believes that the City of Calgary's application is without merit; and
- AEUB decision on this application is expected in the fourth quarter of 2006.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition). As a result of this decision (the "Calgary Stores Block Decision"):

- $4.1 million of the proceeds were allocated by the AEUB to customers and $1.8 million to ATCO Gas;
- ATCO Gas appealed the decision to the Alberta Court of Appeal which overturned the decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas;
- City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision;
- the Supreme Court of Canada rendered its decision on February 9, 2006, dismissing the City of Calgary's appeal and allowing ATCO Gas' cross-appeal. AEUB was directed to issue a new decision in accordance with the Supreme Court's ruling;
- ATCO Gas requested that the AEUB address the Supreme Court of Canada decision; and
- the AEUB complied with the Supreme Court of Canada decision on August 11, 2006, and ATCO Gas recorded additional net proceeds totaling $4.1 million from the sale and increased earnings of $3.7 million after income taxes in the third quarter of 2006.

ATCO Gas owns a 43.7 petajoule natural gas storage facility located at Carbon, Alberta. ATCO Gas has leased the entire storage capacity of the facility to ATCO Midstream. ATCO Gas has taken the position that the facility is no longer required for utility service and should be removed from regulation. In the process of obtaining AEUB approval, the following events are significant:

- in July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the facility;
- in June 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility;
- ATCO Gas filed for leave to appeal the decision with the Alberta Court of Appeal;
- in October 2005, the AEUB established processes to review the use of the facility for utility purposes; and
- a hearing to review the use of the facility for revenue generation was held in April 2006 and a hearing to review the use of the facility for load balancing was held in June 2006. On October 11, 2006 the AEUB issued a decision confirming ATCO Gas' position that the facility is no longer required for utility service with respect to the use of the facility for load balancing purposes. ATCO Gas is expecting an AEUB decision in the fourth quarter of 2006 on the remaining outstanding matter related to revenue generation.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances (the process whereby third party natural gas supplies are reconciled to amounts actually shipped in the Corporation's pipelines) that have impacted ATCO Gas' deferred gas account:

- in April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively; and
- City of Calgary filed for leave to appeal the AEUB's decision. ATCO Gas filed a cross appeal of the AEUB's decision. The leave to appeal was heard by the Alberta Court of Appeal on April 18, 2006. On July 7, 2006 the Alberta Court of Appeal issued its decision granting the City of Calgary's leave to appeal on the question of whether the AEUB erred in law or jurisdiction in assuming that it had the authority to allow recovery in 2005, for costs relating to prior years. ATCO Gas' cross appeal was denied. A hearing with the Alberta Court of Appeal has not yet been scheduled.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre:

- in December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above;
- the Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006;
- in February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds;
- on March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval; and
- on August 16, 2006, ATCO Gas requested that the process re-convene in light of the AEUB's approval of the Calgary Stores Block application. The AEUB issued a call for comments which concluded on September 14, 2006. A decision is expected in the fourth quarter of 2006.

**ATCO Pipelines**

The AEUB has announced that it will hold a review of competitive natural gas pipeline issues under AEUB jurisdiction in November and December of 2006. This review is expected to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd.

**Other Matters**

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

## LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

**Cash flow from operations** for the three and nine months ended September 30, 2006, **increased** by $23.5 million to $178.1 million, and by $39.6 million to $566.1 million, respectively, primarily due to:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

This increase was partially offset by:

- lower proceeds received from the TXU Europe Settlement (refer to TXU Europe Settlement section).

**Investing** for the three months ended September 30, 2006, **increased** by $27.0 million to $163.5 million, primarily due to:

- changes in non-cash working capital.

**Capital expenditures** for the three months ended September 30, 2006, **increased** by $7.2 million to $156.3 million, primarily due to:

- increased investment in non regulated power generation and regulated natural gas distribution projects.

This increase was partially offset by:

- decreased investment in workforce housing and space rentals assets and regulated electric distribution and transmission projects.

**Investing** for the nine months ended September 30, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, **increased** by $24.7 million to $380.5 million, primarily due to:

- 2005 proceeds on the transfer of the retail energy supply businesses;
- increased capital expenditures; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- increased contributions by utility customers for extensions to plant;
- changes in non-current deferred electricity costs; and
- Sale of Property.

**Capital expenditures** for the nine months ended September 30, 2006, **increased** by $27.8 million to $420.3 million, primarily due to:

- increased investment in regulated natural gas distribution and transportation projects.

This increase was partially offset by:

- decreased investment in workforce housing and space rentals assets and regulated electric distribution and transmission projects.

During the three months ended September 30, 2006, the Corporation **issued**:

- $20.8 million of long term debt.

During the three months ended September 30, 2006, the Corporation **redeemed**:

- $6.7 million of long term debt; and
- $23.3 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $9.2 million.

During the nine months ended September 30, 2006, the Corporation **issued**:

- $58.9 million of long term debt.

During the nine months ended September 30, 2006, the Corporation **redeemed**:

- $10.4 million of long term debt; and
- $57.7 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $9.2 million.

**Net purchase** of Class I shares and Canadian Utilities Limited Class A non-voting shares for the three and nine months ended September 30, 2006, **increased** by $71.3 million to $74.6 million, and by $116.6 million to $118.3 million, respectively, due to increased share purchases in 2006.

**Dividends paid to non-controlling interests** for the three and nine months ended September 30, 2006, **increased** by $15.6 million, and by $16.9 million, respectively, primarily due to a one-time special dividend ($0.25 per share) paid by Canadian Utilities on September 1, 2006.

**Foreign currency translation** for the three and nine months ended September 30, 2006, **positively** impacted the change in the Corporation's cash position by $9.0 million, and by $16.9 million, respectively, primarily as a result of:

- changes in the U.K. exchange rate which resulted in an increase in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

At September 30, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

| ($ Millions) | Total | Used | Available |
|---|---|---|---|
| Long term committed | 594.1 | 74.2 | 519.9 |
| Short term committed | 626.0 | 38.4 | 587.6 |
| Uncommitted | 129.1 | 30.8 | 98.3 |
| Total | 1,349.2 | 143.4 | 1,205.8 |

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at September 30, 2006.

**Net current and long term future income tax liabilities** of $200.2 million at September 30, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2005, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2006. Over the life of the bid, 372,500 shares were purchased, of which 184,000 were purchased in 2005 and 188,500 were purchased in 2006. On May 29, 2006, the Corporation commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I shares. The bid will expire on May 28, 2007. From May 27, 2006, to October 24, 2006, 1,346,200 shares have been purchased.

For the first quarter of 2006, the **quarterly dividend payment** was **increased** by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

## OUTSTANDING SHARE DATA

At October 24, 2006, the Corporation had outstanding 51,739,946 Class I shares and 6,948,918 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At October 24, 2006, options to purchase 1,469,800 Class I shares were outstanding.

## BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

**Regulated Operations**

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

**Weather**

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

**Transfer of the Retail Energy Supply Businesses**

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations to DEML contemplated under the transaction agreements.

**Late Payment Penalties on Utility Bills**

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

**Alberta Power (2000)**

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

### Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

A recent AEUB decision applicable to ATCO Gas established a two year adjustment limitation period for inaccuracies in gas supply costs, including measurement inaccuracies in metering facilities. The AEUB stated that it will consider specific applications for adjustments beyond the two year limitation period.

## Non-Regulated Operations

### ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to September 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
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ATCO


Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$140
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Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and earlier this year the market experienced an increase in electricity prices due to the increased world prices for natural gas. Since then natural gas prices have softened with additional natural gas infrastructure coming on stream and the slightly lower oil prices. Nevertheless, the Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to the high market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

**ATCO Midstream**

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

**ATCO Frontec**

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States.

The Corporation believes that the claim is defensible and, in any event, has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

**ATCO Structures and ATCO Noise Management**

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

### Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at September 30, 2006, the Corporation had recorded $80.6 million of deferred availability incentives. For the three and nine months ended September 30, 2006, the amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million and $7.9 million, respectively.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year to date, the high case scenario would have resulted in higher revenues of approximately $3.3 million, whereas the low case scenario would have resulted in lower revenues of approximately $3.0 million.

### Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount

rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three and nine months ended September 30, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and nine months ended September 30, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and nine months ended September 30, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

October 25, 2006

## ATCO LTD.
## CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
*(Millions of Canadian Dollars except per share data)*

| | Note | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|---|
| | | **2006** | 2005 | **2006** | 2005 |
| | | *(Unaudited)* | | *(Unaudited)* | |
| **Revenues** | | **$ 663.4** | $ 626.0 | **$2,051.5** | $2,071.1 |
| **Costs and expenses** | | | | | |
| Natural gas supply | | **10.7** | 7.7 | **24.6** | 142.1 |
| Purchased power | | **10.0** | 10.4 | **33.6** | 33.2 |
| Operation and maintenance | | **310.8** | 310.9 | **904.6** | 910.0 |
| Selling and administrative | | **56.4** | 57.0 | **160.6** | 159.8 |
| Depreciation and amortization | | **80.2** | 76.6 | **272.8** | 245.0 |
| Interest | 5 | **43.3** | 39.2 | **134.7** | 122.3 |
| Interest on non-recourse long term debt | | **14.4** | 15.3 | **43.5** | 46.7 |
| Dividends on preferred shares | | **2.2** | 2.2 | **6.5** | 6.5 |
| Franchise fees | | **18.4** | 20.9 | **108.0** | 102.8 |
| | | **546.4** | 540.2 | **1,688.9** | 1,768.4 |
| | | **117.0** | 85.8 | **362.6** | 302.7 |
| **Gain on sale of property** | 2 | **-** | - | **14.3** | - |
| **Interest and other income** | | **18.8** | 9.3 | **44.4** | 29.8 |
| **Earnings before income taxes and non-controlling interests** | | **135.8** | 95.1 | **421.3** | 332.5 |
| **Income taxes** | 5 | **50.4** | 37.5 | **135.5** | 123.5 |
| | | **85.4** | 57.6 | **285.8** | 209.0 |
| **Non-controlling interests** | | **41.0** | 31.5 | **134.8** | 112.2 |
| **Earnings attributable to Class I and Class II shares** | 2 | **44.4** | 26.1 | **151.0** | 96.8 |
| **Retained earnings at beginning of period** | | **1,261.6** | 1,146.4 | **1,196.6** | 1,101.0 |
| | | **1,306.0** | 1,172.5 | **1,347.6** | 1,197.8 |
| Dividends on Class I and Class II shares | | **12.1** | 11.4 | **36.7** | 34.2 |
| Purchase of Class I shares | | **32.3** | 2.6 | **49.3** | 5.1 |
| **Retained earnings at end of period** | | **$1,261.6** | $1,158.5 | **$1,261.6** | $1,158.5 |
| **Earnings per Class I and Class II share** | 7 | **$ 0.75** | $ 0.44 | **$ 2.53** | $ 1.62 |
| **Diluted earnings per Class I and Class II share** | 7 | **$ 0.74** | $ 0.43 | **$ 2.50** | $ 1.60 |
| **Dividends paid per Class I and Class II share** | 7 | **$ 0.205** | $ 0.19 | **$ 0.615** | $ 0.57 |

## ATCO LTD.
## CONSOLIDATED BALANCE SHEET
*(Millions of Canadian Dollars)*

| | Note | September 30 2006 | September 30 2005 | December 31 2005 |
|---|---|---|---|---|
| | | *(Unaudited)* | | *(Audited)* |
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and short term investments | 4 | **$ 838.4** | $ 767.4 | $ 894.4 |
| Accounts receivable | | **334.5** | 344.7 | 432.7 |
| Inventories | | **113.6** | 98.3 | 109.8 |
| Future income taxes | | **0.2** | 0.1 | - |
| Regulatory assets | | **12.2** | 8.1 | 19.1 |
| Prepaid expenses | | **30.9** | 28.0 | 24.7 |
| | | **1,329.8** | 1,246.6 | 1,480.7 |
| **Property, plant and equipment** | | **5,737.2** | 5,484.5 | 5,601.4 |
| **Goodwill** | | **71.2** | 71.2 | 71.2 |
| **Regulatory assets** | | **30.1** | 34.3 | 35.0 |
| **Other assets** | | **234.0** | 276.4 | 273.1 |
| | | **$7,402.3** | $7,113.0 | $7,461.4 |
| **LIABILITIES AND SHARE OWNERS' EQUITY** | | | | |
| **Current liabilities** | | | | |
| Bank indebtedness | | **$ 12.3** | $ 28.5 | $ 23.3 |
| Accounts payable and accrued liabilities | | **362.5** | 329.3 | 422.6 |
| Income taxes payable | | **20.3** | 6.3 | 29.6 |
| Future income taxes | | **-** | - | 4.1 |
| Regulatory liabilities | | **2.0** | 1.4 | 6.4 |
| Long term debt due within one year | | **1.8** | 0.5 | 0.6 |
| Non-recourse long term debt due within one year | | **55.7** | 61.1 | 64.1 |
| | | **454.6** | 427.1 | 550.7 |
| **Future income taxes** | 5 | **200.4** | 218.6 | 217.0 |
| **Regulatory liabilities** | | **149.6** | 157.4 | 161.9 |
| **Deferred credits** | 4 | **264.0** | 226.5 | 260.3 |
| **Long term debt** | | **2,320.5** | 2,122.4 | 2,273.5 |
| **Non-recourse long term debt** | | **760.3** | 824.2 | 804.3 |
| **Preferred shares** | | **150.0** | 150.0 | 150.0 |
| **Non-controlling interests** | | **1,705.9** | 1,690.2 | 1,712.6 |
| **Class I and Class II share owners' equity** | | | | |
| Class I and Class II shares | 7 | **148.8** | 147.9 | 148.3 |
| Contributed surplus | | **1.6** | 1.0 | 1.1 |
| Retained earnings | | **1,261.6** | 1,158.5 | 1,196.6 |
| Foreign currency translation adjustment | | **(15.0)** | (10.8) | (14.9) |
| | | **1,397.0** | 1,296.6 | 1,331.1 |
| | | **$7,402.3** | $7,113.0 | $7,461.4 |

**ATCO LTD.**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
*(Millions of Canadian Dollars)*

| | Note | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|---|
| | | **2006** | 2005 | **2006** | 2005 |
| | | *(Unaudited)* | | *(Unaudited)* | |
| **Operating activities** | | | | | |
| Earnings attributable to Class I and Class II shares | | **$ 44.4** | $ 26.1 | **$ 151.0** | $ 96.8 |
| Adjustments for: | | | | | |
| Depreciation and amortization | | **80.2** | 76.6 | **272.8** | 245.0 |
| Future income taxes | | **7.8** | 5.0 | **(8.0)** | 8.5 |
| Non-controlling interests | | **41.0** | 31.5 | **134.8** | 112.2 |
| Gain on sale of property - net of income taxes | 2 | **-** | - | **(11.7)** | - |
| Deferred availability incentives | | **12.2** | (2.0) | **20.8** | (0.8) |
| TXU Europe settlement - net of income taxes | 4 | **(3.6)** | 10.4 | **1.7** | 49.5 |
| Other | | **(3.9)** | 7.0 | **4.7** | 15.3 |
| Cash flow from operations | | **178.1** | 154.6 | **566.1** | 526.5 |
| Changes in non-cash working capital | | **(33.0)** | 4.4 | **23.9** | 88.0 |
| | | **145.1** | 159.0 | **590.0** | 614.5 |
| **Investing activities** | | | | | |
| Purchase of property, plant and equipment | | **(156.3)** | (149.1) | **(420.3)** | (392.5) |
| Proceeds on transfer of retail energy supply businesses - net of income taxes | | **-** | - | **-** | 43.4 |
| Proceeds on sale of property - net of income taxes | 2 | **-** | - | **15.1** | - |
| Proceeds (costs) on disposal of property, plant and equipment | | **(1.9)** | 1.7 | **0.4** | 3.2 |
| Contributions by utility customers for extensions to plant | | **20.4** | 16.1 | **61.2** | 37.4 |
| Non-current deferred electricity costs | | **(2.2)** | (1.7) | **13.2** | (10.0) |
| Changes in non-cash working capital | | **(25.5)** | (0.4) | **(32.4)** | (30.5) |
| Income tax reassessment | 5 | **4.2** | - | **(12.8)** | - |
| Other | | **(2.2)** | (3.1) | **(4.9)** | (6.8) |
| | | **(163.5)** | (136.5) | **(380.5)** | (355.8) |
| **Financing activities** | | | | | |
| Issue of long term debt | | **20.8** | 2.0 | **58.9** | 46.8 |
| Repayment of long term debt | | **(6.7)** | (7.0) | **(10.4)** | (144.4) |
| Repayment of non-recourse long term debt | | **(23.3)** | (20.2) | **(57.7)** | (49.1) |
| Net purchase of Class A shares by subsidiary | | **(41.7)** | (0.8) | **(69.4)** | - |
| Net purchase of Class I shares | | **(32.9)** | (2.5) | **(48.9)** | (1.7) |
| Dividends paid to Class I and Class II share owners | | **(12.1)** | (11.4) | **(36.7)** | (34.2) |
| Dividends paid to non-controlling interests | | **(41.4)** | (25.8) | **(94.2)** | (77.3) |
| Changes in non-cash working capital | | **0.3** | (0.2) | **0.7** | 1.2 |
| Other | | **(0.5)** | 2.3 | **(1.4)** | 1.5 |
| | | **(137.5)** | (63.6) | **(259.1)** | (257.2) |
| **Foreign currency translation** | | **2.0** | (7.0) | **4.6** | (12.3) |
| **Cash position** [1] | | | | | |
| Decrease | | **(153.9)** | (48.1) | **(45.0)** | (10.8) |
| Beginning of period | | **980.0** | 787.0 | **871.1** | 749.7 |
| **End of period** | | **$ 826.1** | $ 738.9 | **$ 826.1** | $ 738.9 |

[1] Cash position consists of cash and short term investments less current bank indebtedness, and includes $159.7 million (2005 - $142.3 million) which is only available for use in joint ventures (see Note 4).

**ATCO LTD.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**SEPTEMBER 30, 2006**
*(Unaudited, Tabular amounts in Millions of Canadian Dollars)*

## 1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and nine months ended September 30, 2006 and September 30, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

## 2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the nine months ended September 30, 2006 by $11.7 million.

## 3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its general tariff application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007. The final impact of the decision will not be known until a subsequent regulatory process is finalized. A decision from the AEUB with respect to a second regulatory process that was pending at the end of the second quarter was received on October 11, 2006; the effect of this decision on the earnings of the Corporation will not be material.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

## 4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement was reached with respect to Barking Power's claim.

Barking Power received a total of four distributions in settlement of its claim: a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million; a second distribution of £32.2 million (approximately $69.6 million) on August 2, 2005, of which the Corporation's share was $17.7 million; a third distribution of £31.8 million (approximately $65.2 million) on January 19, 2006, of which the Corporation's share was $16.6 million; and a final distribution of £3.0 million (approximately $6.2 million) on July 20, 2006, of which the Corporation's share was $1.6 million. Income taxes of approximately $28.0 million relating to the first, second and third distributions have been paid. Income taxes of approximately $0.5 million relating to the final distribution will be paid as part of the Corporation's normal tax installments.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

## 5. H.R. Milner income tax reassessment

In the third quarter of 2006, the Canada Revenue Agency ("CRA") issued a reassessment for Alberta Power (2000)'s 2001 taxation year. The CRA's reassessment treats the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is a $12.4 million increase in interest and income tax expense, a $6.4 million decrease in earnings after non-controlling interests and a $28.8 million payment in July 2006 associated with the tax and interest assessed. It is expected that $16.4 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.6 million is expected to be recovered in the current year and $12.8 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $6.4 million in 2006, of which $4.2 million was recorded in the second quarter.

## 6. Employee future benefits

In the three months ended September 30, 2006, net expense of $4.7 million (2005 – $2.3 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.2 million) was recognized for other post employment benefit plans.

In the nine months ended September 30, 2006, net expense of $14.7 million (2005 – $7.1 million) was recognized for pension benefit plans and net expense of $3.9 million (2005 – $3.7 million) was recognized for other post employment benefit plans.

## 7. Class I and Class II shares

There were 51,917,946 (2005 – 52,967,880) Class I Non-Voting shares and 6,948,918 (2005 – 6,962,684) Class II Voting shares outstanding on September 30, 2006. In addition, there were 1,471,800 options to purchase Class I Non-Voting shares outstanding at September 30, 2006 under the Corporation's stock option plan. From October 1, 2006, to October 24, 2006, no stock options were granted or cancelled, 2,000 stock options were exercised and 180,000 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

## 7. Class I and Class II shares (continued)

The average number of shares used to calculate earnings per share are as follows:

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Weighted average shares outstanding | **59,321,222** | 59,958,517 | **59,750,547** | 59,926,433 |
| Effect of dilutive stock options | **684,086** | 896,285 | **641,778** | 779,717 |
| Weighted average diluted shares outstanding | **60,005,308** | 60,854,802 | **60,392,325** | 60,706,150 |

## 8. Segmented information

***Segmented results – Three months ended September 30***

| **2006**<br>2005 | Utilities | Power Generation | Global Enterprises | Industrials | Corporate and Other | Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| *(Unaudited)* | | | | | | | |
| Revenues – external | **$214.9**<br>$215.8 | **$218.1**<br>$204.5 | **$133.5**<br>$128.2 | **$95.9**<br>$76.5 | **$ 1.0**<br>$ 1.0 | **$ -**<br>$ - | **$663.4**<br>$626.0 |
| Revenues – intersegment | **6.2**<br>6.0 | **-**<br>- | **32.5**<br>29.8 | **-**<br>- | **3.8**<br>3.2 | **(42.5)**<br>(39.0) | **-**<br>- |
| Revenues | **$221.1**<br>$221.8 | **$218.1**<br>$204.5 | **$166.0**<br>$158.0 | **$95.9**<br>$76.5 | **$ 4.8**<br>$ 4.2 | **$(42.5)**<br>$(39.0) | **$663.4**<br>$626.0 |
| Earnings attributable to Class I and Class II shares | **$ 10.1**<br>$ 6.9 | **$ 19.1**<br>$ 12.4 | **$ 11.6**<br>$ 8.3 | **$ 8.1**<br>$ 5.1 | **$(4.6)**<br>$(6.6) | **$ 0.1**<br>$ - | **$ 44.4**<br>$ 26.1 |

***Segmented results – Nine months ended September 30***

| **2006**<br>2005 | Utilities | Power Generation | Global Enterprises | Industrials | Corporate and Other | Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| *(Unaudited)* | | | | | | | |
| Revenues – external | **$ 777.7**<br>$ 874.4 | **$ 610.5**<br>$ 595.9 | **$402.7**<br>$395.9 | **$257.6**<br>$201.8 | **$ 3.0**<br>$ 3.1 | **$ -**<br>$ - | **$2,051.5**<br>$2,071.1 |
| Revenues – intersegment | **18.4**<br>16.0 | **-**<br>- | **90.6**<br>83.2 | **-**<br>- | **10.2**<br>9.4 | **(119.2)**<br>(108.6) | **-**<br>- |
| Revenues | **$ 796.1**<br>$ 890.4 | **$ 610.5**<br>$ 595.9 | **$493.3**<br>$479.1 | **$257.6**<br>$201.8 | **$ 13.2**<br>$ 12.5 | **$(119.2)**<br>$(108.6) | **$2,051.5**<br>$2,071.1 |
| Earnings attributable to Class I and Class II shares | **$ 40.3**<br>$ 38.0 | **$ 49.1**<br>$ 35.8 | **$ 38.3**<br>$ 26.5 | **$ 19.9**<br>$ 12.4 | **$ 5.8**<br>$(15.8) | **$ (2.4)**<br>$ (0.1) | **$ 151.0**<br>$ 96.8 |
| Total assets | **$3,646.6**<br>$3,402.8 | **$2,398.3**<br>$2,429.1 | **$295.3**<br>$290.7 | **$276.3**<br>$230.8 | **$624.0**<br>$569.7 | **$ 161.8**<br>$ 189.9 | **$7,402.3**<br>$7,113.0 |
| Allocation of goodwill | **$ 46.5**<br>$ 46.5 | **$ 23.1**<br>$ 23.1 | **$ 1.6**<br>$ 1.6 | **$ -**<br>$ - | **$ -**<br>$ - | **$ -**<br>$ - | **$ 71.2**<br>$ 71.2 |

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

Printed in Canada



ATCO